Exhibit 8.01 (a)

VSB Bancorp, Inc. and
Victory State Bank
Announce the Appointment of Jonathan B. Lipschitz, CPA as Vice President,
Controller and Principal Accounting Officer

Contact Name:
Ralph M. Branca
President & CEO
(718) 979-1100

Staten Island, New York August 31, 2009. VSB Bancorp, Inc. (NASDAQ GM: VSBN) and Victory State Bank announced today that Jonathan Lipschitz, CPA, has been appointed as Vice President, Controller and Principal Accounting Officer.

Mr. Lipschitz, 53, has more than 24 years experience in banking in various financial capacities. Prior to joining the Registrant, he had been CFO for TAOCON, Inc., a construction company, since 2008. Prior to that, he was CFO/Business Manager – Commercial Bank Unit for JPMorgan Chase and held various other positions in JPMorgan Chase from 1984 through 2008. Mr. Lipschitz is a Certified Public Accountant in the states of New York and New Jersey and he is a member of the AICPA, the NYSSCPA and the NJSCPA. Mr. Lipschitz graduated from Ithaca College with a Bachelor of Science in Accounting.

Mr. Branca, VSB Bancorp’s and Victory State Bank’s President & CEO stated “Jonathan Lipschitz adds a new dimension to our staff. Jonathan fills a key position in the Company and the Bank where he can utilize his expertise in accounting, tax and other financial matters.”

VSB Bancorp, Inc. is the one-bank holding company for Victory State Bank. Victory State Bank, a Staten Island based commercial bank, commenced operations on November 17, 1997. The Bank’s initial capitalization of $7.0 million was primarily raised in the Staten Island community. The Bancorp’s total equity has increased to $24.4 million primarily through the retention of earnings. The Bank operates five full service locations in Staten Island: the main office in Great Kills, and branches on Forest Avenue (West Brighton), Hyatt Street (St. George), Hylan Boulevard (Dongan Hills) and on Bay Street (Rosebank).